                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB


                  General Form For Registration of Securities
                 of Small Business Issuers Under Section 12(b)
                or 12 (g) of the Securities Exchange Act of 1934


                             HARMONY TRADING CORP.
         ------------------------------------------------------------
                ( Name of Small Business Issuer in Its Charter)


             New York                               13-3935933
  -----------------------------------          ---------------------
    (State of Other Jurisdiction of              (I.R.S. Employer
    Incorporation or Organization)              Identification No.)


          8 Harmony Lane
        Hartsdale, New York                            10530
  -----------------------------------          ---------------------
(Address of Principal Executive Offices)             (Zip Code)


                                (914) 686-8255
         ------------------------------------------------------------
             (Registrant's Telephone Number, Including Area Code)


       Securities to be registered pursuant to Section 12(b) of the Act:

    Title of Each Class               Name of Each Exchange on Which
    to be so Registered               Each Class is to be Registered
    -------------------               ------------------------------

          None                                      None
--------------------------            ------------------------------

       Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, par value $.001 per share
         ------------------------------------------------------------
                               (Title of Class)

                INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                    PART I

ITEM 1.   DESCRIPTION OF BUSINESS.

     (a)  Business Development.

          Harmony Trading Corp., a New York corporation (the "Company"), was formed on August 13, 1996 to engage in any lawful act or activity for which corporations may be organized under the New York Business Corporation Law ("NYBCL"). The Company remained inactive until December 1998, when it became a direct seller for Doncaster, a division of Tanner Companies. Doncaster is a manufacturer of women's apparel and accessories. The Company, through its independent contractors, is in the business of the direct selling of Doncaster apparel and accessories.

     (b)  Business of the Issuer.

     (1)  Principal Products or Services and their Markets.

     The Company.
     -----------

          The business of the Company is the direct selling of Doncaster women's apparel and accessories (the "Doncaster Line"). Doncaster is a division of Tanner Companies, which is based in Rutherfordton, North Carolina. Direct selling is the sale of a consumer product or service in a face to face manner away from a fixed retail location. Harmony, through its two (2) independent contractors, Falene Gottbetter and Roberta Winley, markets the Doncaster line through fashion shows and private appointments.

          Doncaster is the manufacturer of women's apparel and accessories. Doncaster's clothing is comparable in quality and styling to DKNY, Donna Karan, Dana Buchman and other high end contemporary clothing lines. The style of clothing is classic and traditional, but modern and contemporary
     and is made from wool, linen, silk and cotton.   The size of the clothing
     ranges from 2 to 18 and 2 to 14 petite, and is a fuller cut to assure true sizing and proper fit.

          The Doncaster Line consists of separate pieces to allow women versatility in mixing matching items. The line includes pants, blazers, sweaters, blouses, skirts, shorts, camisoles, and dresses. In addition, Doncaster offers accessories including jewelry, belts and scarves. The Doncaster Line is made up of four (4) seasonal collections Spring, Spring/Summer, Fall and Fall/Winter. The collections are introduced on the following schedule - Fall in July, Fall/Winter in September, Spring in January, and Spring/Summer in May. Within each season's collection, there are various style/theme collections. For example, the Spring/Summer collection consisted of Sloan Ranger, White Sand, Summer Essentials, Kauai

     Island and Specie Market Group. The Sloan Ranger group was inspired by London's Sloane Ranger district and featured casual coordinates in khaki, white, peach and lilac, in solids and prints. The White Sand group consisted of very classic pieces such as a shirtwaist dress, tailored jacket, man tailored shirt, in the colors of white, beige and navy. The Fall 1999 collection consists of the following: Grey Matters, Country Classics, Luxe, Fall Essentials, Haute View and Simply Silk. In addition to slacks, sweaters, blouses, the Fall collection includes wool jackets and a coat with a detachable fur collar.

          Doncaster has been in business since 1931, and the Company has been a direct seller of the Doncaster Line since December 1998.

     (2)  Distribution Methods of the Products or Services.

          The Company relies on its mailing list, referrals and national advertising by Doncaster in order to increase its customer base. The Company currently has a mailing list of approximately 200 names to which it sends announcements of the four (4) trunk shows and preview shows during the year.

          The trunk show lasts for one (1) week and it is by appointment. The shows are held at the offices of the Company which are at the home of the Company's president, Paul Gottbetter. Customers make appointments to view the current collection, try on different pieces and place orders. Each client's appointment is for one (1) hour to one and one-half (1 1/2) hours. The client can look at various colors and fabrics in a "look book" for the current season's collection. If a client is unable to attend the trunk show, an appointment can be made to view the collection at Doncaster's New York showroom.

          The Company forwards a client's order with Doncaster by phone or fax. The customer is not billed for the order until Doncaster ships the order to the client. The order can be shipped directly or indirectly to the client or to Doncaster's New York showroom. Doncaster employs a dressmaker who can make alterations to the clothing. Clothing which has not been altered or worn can be returned to Doncaster for a full refund within thirty (30) days of receipt.

          The Company also obtains clients from referrals by Doncaster in response to its national advertising campaign in magazines such as Harper's Bazaar, Town & Country and Vogue. Doncaster will give names and telephone numbers of a consultant in a potential client's area in response to leads generated by Doncaster.

          The Company runs fashions shows for various organization such as women's groups, church groups and other women's organizations. For each season, Doncaster provides a fashion show set which a consultant can obtain from Doncaster's district coordinator.

     (3) Status of any publicly announced new product or service.

          There have been no publicly announced new products or services by the Company.

     (4) Competitive Business Conditions and the Company's Competitive Position in the Industry and Methods of Competition.

     The Company.
     -----------

          The women's apparel retail industry is highly competitive and fragmented. The Company competes with large specialty retailers, traditional and better department stores, national apparel chains, designer boutiques, individual specialty apparel stores and other direct marketing firms. The Company does not have to compete for its merchandise since it only orders merchandise for individual clients. However, Doncaster only manufactures a fixed number of pieces of each item and the pieces are sold
     on a "first-come, first-serve basis."   Most of the Company's competitors
     are larger and have greater financial resources than the Company.

     (5) Sources and Availability of Raw Materials and the Names of Principal Suppliers.

          The Company does not utilize any raw materials in its business. The closest comparison to the utilization of raw materials is the reliance by the Company on the availability of the Doncaster Line. The Company's success is dependent in part upon initiating and maintaining strong relationships with its clients and the quality and value of the Doncaster Line.

     (6)  Dependence on one or a few major customers.

          The Company is not dependent on one or a few major customers. The Company currently has a mailing list of approximately 200 clients, and management is constantly adding names to the mailing list. The loss of a few clients would not impact the business of the Company because it regularly adds new clients.

     (7) Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration.

          The Company does not have any patents, trademarks or licenses nor does it have any franchises, cessions, labor, contract or royalty agreements.

          The Company, through Falene Gottbetter has a fashion consultant agreement dated December 7, 1998 with the Tanner Companies Limited Partnership (the "Agreement"). The Agreement may be terminated by either party at any time upon thirty (30) days written notice.

     (8) Need for any Government Approval of Principal Products or Services.

     The Company.
     -----------

          The Company does not need any Government approval of any principal products or services. The Company has no employees, but it does have two
     (2) independent contractors, who are paid on a percentage basis.

     (9)  Effect of Existing or Probable Governmental Regulations on the
          Business.

          The business of the Company is not subject to regulation at either the federal or state levels.

     (10) Estimate of the amount spent during each of the last two fiscal years on research and development activities, and the extent to which the cost of such activities are borne directly by customers.

          Since the Company's inception in 1996, the Company has incurred no research and development expense.

     (11) Costs and effects of compliance with environmental laws (federal, state and local).

          The Company is not impacted directly by the costs and effects of compliance with environmental laws.

     (12) Number of total employees and number of full time employees.

          As of May 1, 1999, the Company had no employees. The Company has two independent contractors, Falene Gottbetter and Roberta Winley. Falene Gottbetter is the wife of the Company's president, Paul B. Gottbetter.

ITEM 2.   Management's Discussion and Analysis.

     The Company was formed on August 13, 1996, under the laws of the State of New York to engage in any lawful act or activity for which corporations may be organized under the business corporation law of the State of New York. The Company's principal assets consist of the revenues it receives as commissions from the sale of the Doncaster Line.

Development stage activities.

     The following discussion relates to the results of our operations to date, and our financial condition:

     For the next 12 months, the Company plans to devote the majority of its efforts to (i) obtaining new customers for its products by continuing its marketing efforts through direct mail and Doncaster national advertisements,
(ii) enhancing its sources for inventory, and (iii) pursuing and finding a management team to continue the process of completing its marketing goals and to market limited quantities of the Doncaster Line. The Company anticipates seeking equity through a private placement offering to enable it to continue to expand its operations. The Company anticipates that its results of operations may fluctuate for the foreseeable future due to several factors, including whether and when new products are successfully developed by Doncaster and introduced by the Company, market acceptance of current or new products, competitive pressures on pricing, changes in the mix of products sold.
Operating results would also be adversely affected by a downturn in the market for Doncaster's current products. Because the Company is continuing to increase its operating expenses for personnel and other general and administrative expenses, the Company's operating results would be adversely affected if its sales did not correspondingly increase. The Company's limited operating history makes accurate prediction of future operating results difficult or impossible. Although the Company has experienced growth in recent years, there can be no assurance that, in the future, the Company will sustain revenue growth or remain profitable on a quarterly or annual basis or that its growth will be consistent with predictions made by securities analysts.

     The Company has been a development stage enterprise since its inception, August 13, 1996, to December 31, 1998 and for the three months ended March 31, 1999. During this period, management had devoted the majority of its efforts to obtaining new customers for its products, enhancing its sources for inventory, pursuing and finding a management team to continue the process of completing its marketing goals, market limited quantities of the Doncaster Line, obtain sufficient working capital through loans and equity through private placement offering. These activities were funded by the Company's management and investments from stockholders.

Results of operations.

     Results of Operations for the year ended December 31, 1998 as compared to December 31, 1997.

     For the year ended December 31, 1998, the Company generated net sales of $-0- as compared to $4,000 for the year ended 1997, representing a decrease of $4,000. The Company's cost of goods sold for the year ended December 31, 1998 was $-0- as compared to $-0- for the year ended December 31, 1997. The Company's gross profit on sales was approximately $-0- for the year ended December 31, 1998 as compared to $4,000 for the year ended December 31, 1997. The decrease in gross profit is the result of entering a period of reevaluation of the Company's sources of supply and potential customers.

     The Company's general and administrative costs aggregated approximately $1,785 for the year ended December 31, 1998 as compared to $1,865 for the year ended December 31, 1997 representing a decrease of $80. This decrease represents decreased spending for office expenses.

     Results of Operations for the three months ended March 31, 1999 as compared to the three months ended March 31, 1998.

     For the three months ended March 31, 1999, the Company generated net sales of $2,694 as compared to $-0- for the three months ended March 31, 1998 representing an increase of $2,694. The Company's cost of goods sold for the three months ended March 31, 1999 was $-0- as compared to $-0- for the three months ended March 31, 1998. The Company's gross profit on sales was $2,694 for the three months ended March 31, 1999 as compared to $-0- for the three months ended March 31, 1998. The increase in gross profit is the result of offering for sale the Doncaster Line in the reorganization of the Company's business.

     The Company's general and administrative costs aggregated approximately $5,369 for the three months ended March 31, 1999 as compared to $500 for the three months ended March 31, 1998 representing an increase of $4,869. This increase represents office and computer expenses of $5,369.

     Results of Operations for the period of inception, August 13, 1996 through March 31, 1999.

     For the period from the Company's inception, August 13, 1996, through March 31, 1999, a period of approximately 31 months, the Company generated net sales of $6,694 (an average of $216 per month). The Company's cost of goods sold on sales was approximately $-0- for the period from the Company's inception, August 13, 1996, through March 31, 1999. The gross profit from sales for this 31 month period is $6,694. Management believes the gross profit of an average of $216 for the period from inception, August 13, 1996, through March 31, 1999, will improve and stabilize once the Company's marketing plans become fully implemented.

     The Company's general and administrative costs aggregated approximately $5,369 for the period from inception, August 13, 1996, through March 31, 1999. Of these initial startup costs, approximately $5,369 is attributed to telephone and other office expenses.

The Company's Services.

     The Company is in the business of the direct selling of Doncaster women's clothing (the "Doncaster Line"). The Company's independent contractors provide fashion consulting for its clients to encourage more sales and provide a value added service.

Liquidity and capital resources.

     The Company increased liquidity by $667 from a cash balance at the Company's inception of $-0- through the process of developing profits from sales and loans to the Company by the principal shareholders.

     The Company expended an aggregate of $2,325 for operating expenses and reduced Company notes payable by $592 through March 31, 1999. Subsequent to the date of the financial statements, the Company has sold, pursuant to the terms of Rule 504 of Regulation D of the Securities Act of 1933, as amended, an aggregate of 555,000 shares of common stock at $0.05 per share for an aggregate of $27,750 less $6,685 in offering expenses.

     Known trends, events or uncertainties that could be reasonably likely to have a material adverse effect on the businesses of Doncaster and the Company and may thereby materially impact the Company's short-term or long-term liquidity and/or net sales, revenues or income from continuing operations are:

     1.   Risk Factors Relating to the Company

          A.   Sensitivity To Economic Conditions and Consumer Confidence

               The specialty retail industry is highly dependent upon the level of consumer spending, particularly among affluent customers, and may be adversely affected by an economic downturn, increases in consumer debt levels, uncertainties regarding future economic prospects, or a decline in consumer confidence. An economic downturn which effects the clients of the Company, could have a material adverse effect on Company's business and results of operations, and thereby effect the Company.

          B.   Changing Consumer Preferences

               The Company's success depends in substantial part upon Doncaster's ability to anticipate and respond to changing consumer preferences and fashion trends in a timely manner. Although Doncaster attempts to stay abreast of emerging lifestyle and consumer preferences affecting its merchandise, any failure by Doncaster to identify and respond to such trends could have a material adverse effect on the Company's business and results of operations.

          C.   Dependence on Designer Resources

               Because the Company offers high end apparel, the Company's success is dependent in part upon initiating and maintaining strong relationships with designers and suppliers of fabric. The Company has no guaranteed supply arrangements with Doncaster and orders are filled on a "first-come, first-serve" basis from its principal merchandising sources. Accordingly, there can be no assurance that such sources will continue to meet Doncaster's quality, style and volume requirements. The inability of Doncaster to obtain quality and fashionable merchandise in a timely fashion could have a material adverse effect on the Company's business and results of operations.

          D.   Competition

               The specialty retail industry is highly competitive and fragmented. The Company competes with large specialty retailers, traditional and better department stores, national apparel chains, designer boutiques, individual specialty apparel stores and direct marketing firms. The Company competes for customers principally on the basis of quality, assortment and presentation of merchandise, customer service, marketing programs and value. Most of Doncaster's and the Company's competitors are larger and have greater financial resources than the Company.

               It should be noted that The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. The forward-looking statements contained in this Form 10-SB are subject to certain risks and uncertainties. Actual results could differ materially from current expectations. Among the factors that could affect the Company's actual results and could cause results to differ from those contained in the forward-looking statements contained herein is the Company's ability to implement its business strategy successfully, which will be dependent on business, financial, and other factors beyond the Company's control, including, among others, prevailing changes in consumer preferences, availability of trained personnel and changes in regulations. There can be no assurance that the Company will continue to be successful in implementing its business strategy. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.

Effect of Year 2000 Problem.

     The Company has assessed its state of readiness with respect to the problems, regarding computer data processing, generally foreseen for many businesses upon the advent of the Year 2000. The Year 2000 problem has arisen because most existing computers use only the last two digits to refer to a year. Therefore, these computer programs do not properly recognize a year that begins with "20" instead of the familiar "19". If not corrected, many computer applications could fail or produce erroneous results. This could have materially adverse effects on the entire business community. This shortcoming in most computers arises because of the deficiencies in their information technology ("IT"), consisting primarily of date-sensitive software, and their non-IT systems, consisting primarily of hardware containing date-sensitive chips (microprocessors or microcontrollers).

     The Company has assessed its state of readiness on (1) its internal dependence on computer data processing and the steps being taken by it to meet the problem; (2) its dependence on third parties with whom it has a material relationship and which are unprepared to meet the problem; (3) the effect on a "gross basis" of the failure of the business world in general to meet the problem; (4) the costs to the Company eventually to correct the problem; and (5) the effect of the problem on the Company on a "worst-case scenario" basis.

     The Company, because of its small size and the simplicity of its operations, places minimal reliance on computers. It has a comparatively small amount of personnel, equipment, customers, work projects, vendors, and the like. It uses one brand new inexpensive computer, which is Year 2000 compliant in its one office location. The computer is not networked with any other computer and only communicates with the Company's bank via the Internet. This computer is used for maintaining simple financial books of account and statements and for non-date sensitive word processing, record maintenance and report generation using word processing. Billing, estimating, customer quotation, and planning are done manually, in many cases by word processing. The date sensitive uses of computers (books of account and statements) could readily be accomplished manually by word processing or, in the bookkeeping software, by substituting for a third millennium year (those beginning with ("20") a second millennium year (those beginning with "19")) on which the dates fall on the same weekdays as the particular third millennium year, on a "balance brought forward" basis. These simple financial statements and reports could be exported to a word processing system where dates could be corrected for the purpose of external distribution. The Company believes that the manual approach or the artificial year designation approach would prove to be operationally effective and cost-effective temporary expedients.

     The Company has approximately 1 vendor and supplier of significant size, with whom its has a material relationship (the "Material Third Parties"). Other customers, vendors and suppliers of the Company are of clearly small size whereby their dependence on computers is minimal and which would render their Year 2000 unreadiness not material to their business with the Company. With respect to the Material Third Parties, the Company has not made oral inquiry of them as to their Year 2000 readiness. All of these organizations are aware of the problem and are taking steps, in varying degrees, for remediation. While the Company believes that, for the most part, these organizations will successfully meet the problem, it cannot be certain of this. However, for general business purposes the Company has always maintained a personal relationship with appropriate administrative and operational personnel of Material Third Parties for the purpose of business procurement, prompt billing payment, placing orders for goods and services, and receiving prompt delivery thereof. In the event of the lack of readiness of any Material Third Party in the Year 2000 to meet the problems under discussion, the Company intends to utilize its personal relationships for the purposes of obtaining prompt payment of its bills and prompt delivery of its orders by its vendors and suppliers. Because of the comparative narrowness and simplicity of the Company's operations and the nature of these operations generally being non-dependent upon computers (as compared to computer, financial, insurance, and record-intensive organizations), and because of the small number of, and its relationship with, its Material Third Parties, it does not anticipate that the Year 2000 problem will have an adverse effect on its business and administrative operations on a "gross basis".

     The Company does not need to replace its computer equipment and its date-sensitive software to remediate the Year 2000 problem nor does the Company anticipate any costs, losses and expenses arising out of the Year 2000 problem. On a worst-case scenario basis, the Company can anticipate suffering one adverse consequence from the Year 2000 problem that being payment of its bills which it currently does on-line.

     The Company believes that the Year 2000 problem will not have a material effect on its operations.

Recent Accounting Pronouncements

     Accounting for Derivative Instruments and Hedging Activities

     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) was issued in June 1998. It is effective for all fiscal years beginning after June 15, 1999. The new standard requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company does not currently engage in derivative trading or hedging activity. The Company will adopt SFAS 133 in the fiscal year ending December 31, 1999, although no impact on operating results or financial position is expected.

     Accounting for the Costs of Computer Software Developed or Obtained for Internal Use

     In March of 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 requires computer software costs associated with internal use software to be charged to operations as incurred until certain capitalization criteria are met. SOP 98-1 is effective beginning January 1, 1999. The Company is currently assessing the impact that adoption of this statement will have on consolidated financial position and results of operations.

Forward - Looking Information

     The Annual Report on Form 10-SB contains forward-looking statements concerning the Company's financial performance and business operations. The Company wishes to caution readers of this Report on Form 10-SB that actual results might differ materially from those projected in the forward-looking statements contained herein.


ITEM 3.   Description of Property.

     The Company maintains its offices at 8 Harmony Lane, Hartsdale, New York, 10530, in the home of its president, Paul B. Gottbetter. The Company does not have any rental agreement with Mr. Gottbetter.

ITEM 4.   Security Ownership of Certain Beneficial Owners and Management.

     (a)  Security Ownership of Certain Beneficial Owners.

     The following information relates to those persons known to the Company to be the beneficial owner of more than five percent (5%) of the common stock, par value $.001 per share, the only class of voting securities of the Company outstanding.


                                      Name and                   Amount and
      Title of                       Address of                   Nature of           Percentage
        Class                     Beneficial Owner          Beneficial Ownership       of Class*
---------------------         -------------------------   -------------------------   -----------
 Common Stock, par               Paul B. Gottbetter             867,500 shares           55.78%
   value $.001 per share         8 Harmony Lane
                                 Hartsdale, New York 10530      Direct

 Common Stock, par               Turbo International, Inc.      500,000 shares           32.15%
   value $.001 per share         50 Shirley Street
                                 Nassau, Bahamas                Direct

 Common Stock, par               Adam S. Gottbetter             138,666.66 shares/(1)/    8.91%
   value $.001 per share         1035 Park Avenue, Apt. 5B
                                 New York, New York  10028      Direct

------------------

*  Based on 1,555,000 shares issued and outstanding.

(1) Adam S. Gottbetter owns 122,000 shares directly. Adam S. Gottbetter owns an additional 16,666.66 shares indirectly by reason of his being a partner in KGL which owns 50,000 shares of the Company's common stock.

     (b) Security Ownership of Management.

          The number of shares of common stock of the Issuer owned by the Directors and Executive Officers of the Issuer is as follows:


                                      Name and                   Amount and
      Title of                       Address of                   Nature of           Percentage
        Class                     Beneficial Owner          Beneficial Ownership       of Class*
---------------------         -------------------------   -------------------------   -----------
 Common Stock, par               Paul B. Gottbetter             867,500 shares           55.78%
   value $.001 per share         8 Harmony Lane
                                 Hartsdale, New York 10530      Direct

 Common Stock, par               Michael Conte                  300 shares /(1)/
   value $.001 per share         18 Burdge Drive
                                 Middletown, New Jersey 07748

 All officers and directors                                     867,800 shares
   as a group (2 persons)

--------------------

(1)  Less than 1%.
*    Based on 1,555,000 shares issued and outstanding.

ITEM 5.   Directors, Executive Officers, Promoters and Control Persons.

     (a)  Directors and Executive Officers.

          Directors of the Company serve for a term of one year or until their successors are elected. Officers are appointed by, and serve at the pleasure of, the Board. The Directors and Executive Officers of the Company are as follows:

          Paul B. Gottbetter, President, Treasurer and Director, age 67, has been the President, Treasurer and sole Director of the Company since inception. At present, Mr. Gottbetter has nearly completed the second year of a three year term as Director of the Company. Mr. Gottbetter serves as President and Treasurer of the Company at the pleasure of the Board of Directors. Since 1959, Mr. Gottbetter has been self-employed as both a certified public accountant and an attorney in private practice. Mr. Gottbetter's clientele largely consists of various sectors of the major apparel industry ranging from manufacturers to wholesalers. Mr. Gottbetter received his B.B.A. in accounting in 1953 from City College of New York and his JD in 1955 from New York University Law School.

          Michael C. Conte, Secretary and Director, age 40, has been Secretary of the Company since April 6, 1999. Mr. Conte's term as a Director is from April 6, 1999 until August 30, 2000. Mr. Conte serves as Secretary of the Company at the pleasure of the Board of Directors. Mr. Conte has been employed by Paul B. Gottbetter as a certified public accountant since June 1980. Mr. Conte received his B.S. in accounting in 1980 from New York University. Mr. Conte's tenure with Mr. Gottbetter has enabled him to deal with various sectors of the major apparel industry.

     (b)  Significant Employees.

          Although the Company does not have any employees, it does rely on the services of two (2) independent contractors, Falene R. Gottbetter and Roberta Winley. Mrs. Gottbetter and Ms. Winley are the people who run the trunk shows, take clients to the Doncaster's show room and sell the Doncaster Line for the Company.

          Falene R. Gottbetter, Independent Contractor, age 56, has been an independent contractor of the Company, and has been selling the Doncaster Line since December 1998. During the period between June 1994 and December 1998, Mrs. Gottbetter was retired. Mrs. Gottbetter received her B.S. in education in 1964 from Finch College and her MA in education in 1982 from Long Island University.

          Roberta Winley, Independent Contractor, age 56, has been an independent contractor to the Company, and has been selling the Doncaster Line since December 1998. Since January 1998, Ms. Winley has been the principle of RSW Image, Inc., a fashion consultant. From 1994 to 1996, Ms. Winley was employed as a sales manager by Nancy Crystal, and from 1996 to 1998, Ms. Winley was employed as a sales manager for Nira Nira.

     (c)  Family relationships.

          Paul B. Gottbetter and Falene R. Gottbetter are married to each other. Adam S. Gottbetter is the son of Paul and Falene Gottbetter.

     (d)  Involvement in certain legal proceedings.

          None of the directors, executive officers or control persons is or has been subject to any of the following proceedings during the last five years:

          (1) a bankruptcy petition filed by or against the subject party;

          (2) a conviction in a criminal proceeding or being a subject party in a pending criminal proceeding;

          (3) an order, judgment or decree permanently or temporarily enjoining barring, suspending or otherwise limiting the party's involvement in any type of business, securities or banking activities;

          (4) being found by a court of competent jurisdiction, in a civil action, the Commission or Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

ITEM 6.   Executive Compensation.

     None of the officers or directors of the Company receives any salary or other compensation. Ms. Winley has an oral agreement with Ms. Gottbetter pursuant to which Ms. Winley receives ten percent (10%) of the commissions paid to the Company from the sale of the Doncaster Line.

ITEM 7.   Certain Relationships and Related Transactions.

     (a) Transactions where Key Company Members have a direct or indirect material interest.

          None.

     (b)  Transactions with promoters.

          None.

ITEM 8.   Description of Securities.

     (a)  Common Stock

          The Company is authorized to issue up to 20,000,000 shares of common stock, par value $.001 per share ("Common Stock"), of which 1,555,000 shares are outstanding on the date hereof. Holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors.

          Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, if any, holders of Common Stock are entitled to receive ratably, dividends when, as, and if declared by the Board of Directors out of funds legally available therefor, and upon the liquidation, dissolution, or winding up of the Company, to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. The outstanding Common Stock is validly authorized and issued, fully paid, and nonassessable.

     (b)  Preferred Stock

               The Company is authorized to issue up to 5,000,000 shares of "blank check" preferred stock, par value $.001 per share ("Preferred Stock"), none of which are outstanding on the date hereof. The Board of Directors of the Company has to date not established the rights and preferences of the Company's Preferred Stock.

                                    PART II.

ITEM 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

     (a)  Market information.

          There is no public trading market on which the Company's Common Stock is traded. The Company intends to engage a broker/dealer to file a Form 211 with the National Association of Securities Dealers ("NASD") in order to allow the quote of the Company's Common Stock on the Bulletin Board. The Company's Common Stock may trade on the Bulletin Board under the symbol "HARM", if available.

          There are no outstanding options or warrants to purchase, or securities convertible into, common equity of the registrant;

          Of 1,555,000 shares of Common Stock that are issued and outstanding 1,000,000 shares are eligible to be sold pursuant to the terms and conditions of Rule 144 under the Securities Act.

          Although not subject to Rule 144, one shareholder of the Company must hold her shares pursuant to state law restrictions until the shares are registered pursuant to a registration statement which is effective under the securities laws of the state in which the shareholders reside or the shares can be sold pursuant to an exemption from registration. The shareholder is a resident of the State of New Jersey and purchased 5,000 shares in April 1999 in the Company's offering of its Common Stock pursuant to Rule 504 of Regulation D.

          The Company is currently not planning on making a public offering of any shares of its Common Stock.

     (b)  Holders.

          There are  approximately forty (40) record holders of common equity.

     (c)  Dividends.

          As of the date hereof, no cash dividends have been declared on the Common Stock. Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, if any, holders of Common Stock are entitled to receive ratably, dividends when, as, and if declared by the Board of Directors out of funds legally available therefor. Under the NYBCL, the Company may only pay dividends out of capital and surplus, or out of certain enumerated retained earnings, as those terms are defined in the NYBCL. The payment of dividends on its Common Stock is, therefore, subject to the availability of capital and surplus or retained earnings as provided in the NYBCL.

ITEM 2.   Legal Proceedings.

     None of the Company, its officers or its directors is party to any pending legal proceeding, nor is its property the subject of any pending legal proceeding that is not routine litigation that is incidental to its business.

ITEM 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

     None.

ITEM 4.   Recent Sales of Unregistered Securities.

     In August 1996, the Company issued 200 shares of its Common Stock to Paul Gottbetter for a price of $5.00 per share. The shares of Common Stock were issued pursuant to Section 4(2) of the Securities Act.

     In January 1998, Paul Gottbetter gifted 25 shares of the Common Stock to his son, Adam S. Gottbetter.

     In April 1999, the Company authorized a forward stock split of its Common Stock on a 5,000 to 1 basis and amended its certificate of incorporation to increase its authorized capital and reflect the forward stock split.

     In April 1999, Mr. Paul Gottbetter gifted 300 shares of Common Stock to each of twenty-five (25) persons. The recipients of Mr. Gottbetter's gifts were friends, family members and certain longtime employees. In April 1999, Mr. Adam Gottbetter gifted 300 shares of Common Stock to each of ten (10) persons. The recipients of Adam Gottbetter's gifts were friend, family members and certain longtime employees.

     On April 6, 1999, the Company closed its offering of Common Stock pursuant to Rule 504 of Regulation D promulgated under the Act. The Company sold 555,0000 shares of its Common Stock, at a price of $.05 per share, aggregating $27,750.

ITEM 5.   Indemnification of Directors and Officers.

     The Company's Certificate of Incorporation contains provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty (other than breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 719 of the NYBCL or for any transaction from which the director derived an improper personal benefit) and (ii) indemnify its directors and officers to the fullest extent permitted by Section 721 of the NYBCL, including circumstances in which indemnification is otherwise discretionary. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers. The SEC has taken the position that the provision will have no effect on claims arising under the federal securities laws.

Part F/S

     Financial Statements.

     The Company's audited Financial Statements for the years ended December 31, 1997 and 1998 and for the three month period ended March 31, 1999, appear on pages F-1 to F-11 of this Form 10-SB. All such financial statements are herein incorporated by reference thereto.

                               THOMAS P. MONAHAN
                          CERTIFIED PUBLIC ACCOUNTANT
                             208 LEXINGTON AVENUE
                          PATERSON, NEW JERSEY 07502
                                (201) 790-8775
                              Fax (201) 790-8845


To The Board of Directors and Shareholders of Harmony Trading Corp. (a development stage company)

     I have audited the accompanying balance sheet of Harmony Trading Corp. (a development stage company) as of December 31, 1998 and the related statements of operations, cash flows and shareholders' equity for the years ended December 31, 1997 and 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harmony Trading Corp. (a development stage company) as of December 31, 1998 and the results of its operations, shareholders equity and cash flows for the year ended December 31, 1997 and 1998 in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that Harmony Trading Corp. (a development stage company) will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses since the date of reorganization and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of Harmony Trading Corp. (a development stage company) to continue as a going concern.

                                            /s/  Thomas Monahan
                                            ------------------------------
                                            Thomas P. Monahan, CPA

June 10, 1999
Paterson, New Jersey

                             HARMONY TRADING CORP.
                         (A development stage company)
                                 BALANCE SHEET

                                                                               December 31,        March 31,
                                                                                  1998               1999
                                                                                  ----               ----
                                              Assets
Current assets
  Cash and cash equivalents                                                     $   -0-             $  667
  Marketable securities                                                          4,000
                                                                                ------              ------
  Current assets                                                                 4,000                 667

Property and equipment                                                              -0-                 -0-

Total assets                                                                    $4,000              $  667
                                                                                ======              ======


                                  Liabilities and Stockholders' Equity

Current liabilities
  Corporate taxes payable                                                       $  325              $   259
  Officer loans payable                                                          2,325                1,733
                                                                                ------              -------
  Total current liabilities                                                      2,650                1,992

Stockholders' equity
  Preferred stock authorized 5,000,000 shares, $0.001 par value each. At
   December 31, 1998 and March 31, 1999 there are -0- and -0- shares outstanding respectively.
  Common Stock authorized 20,000,000 shares, $0.001 par value each.
At  December 31, 1998 and March 31, 1999, there are 1,000,000 and
 1,000,000  shares outstanding  respectively.                                    1,000                1,000

Additional paid in capital
Deficit accumulated during development stage                                       350               (2,325)
                                                                                ------              -------
Total stockholders' equity                                                       1,350               (1,325)
                                                                                ------              -------
Total liabilities and stockholders' equity                                      $4,000              $   667
                                                                                ======              =======

                See accompanying notes to financial statements.

                             HARMONY TRADING CORP.
                         (A development stage company)
                            STATEMENT OF OPERATIONS

                                                                          For the three       For the three       For the period
                                                                              months             months           from inception,
                                       For the year        For the year       ended              ended             June 23, 1997,
                                          ended               ended         March 31,           March 31,           to March 31,
                                       December 31,        December 31,      1998                1999                  1999
                                          1997                 1998        Unaudited           Unaudited             Unaudited
                                          ----                 ----        ---------           ---------             ---------
Revenue                                 $    4,000          $       -0-    $       -0-         $    2,694          $    6,694

Costs of goods sold                             -0-                 -0-            -0-                 -0-                 -0-
                                        ----------          ----------     ----------          ----------          ----------

Gross profit                                 4,000                  -0-            -0-              2,694               6,694

Operations:
  General and administrative                 1,865               1,785            500               5,369               5,369
                                        ----------          ----------     ----------          ----------          ----------
  Total expense                              1,865               1,785            500               5,369               5,369

Income from operations                       1,865              (1,785)          (500)             (5,369)             (2,325)



Income (loss)                           $    2,135          $   (1,785)    $     (500)         $   (2,675)         $   (2,325)
                                        ==========          ==========     ==========          ==========          ==========

Net income (loss)  per share -basic
Number of shares outstanding-basic       1,000,000           1,000,000      1,000,000           1,000,000           1,000,000
                                        ==========          ==========     ==========          ==========          ==========

                See accompanying notes to financial statements.

                             HARMONY TRADING CORP.
                         (A development stage company)
                       STATEMENT OF STOCKHOLDERS EQUITY

                                                                                    Deficit accumulated
                                  Common         Common            Additional       during development
Date                              Stock          Stock          paid in capital           stage              Total
----                              -----          -----          ---------------           -----              -----
December 31, 1996 balance(1)      1,000,000       $1,000                                                      $ 1,000

Net income                                                                           $ 2,135                  $ 2,135
                                  ---------       ------         ----                -------                  -------
December 31, 1997 balance         1,000,000       $1,000                               2,135                    3,135

Net loss                                                                              (1,795)                  (1,795)
                                  ---------       ------         ----                -------                  -------
December 31, 1998 balance         1,000,000       $1,000          500                    350                    1,350

Unaudited

Net loss                                                                              (2,675)                  (2,675)
                                  ---------       ------         ----                -------                  -------
March 31, 1999 balance            1,000,000       $1,000         $500                 (2,325)                  (1,325)
                                  =========       ======         ====                =======                  =======

(1) On August 14, 1996, the Company sold 200 shares in consideration for $1,000 in marketable securities. On April 2, 1999 the Company forward split the number of shares outstanding in a ratio of 5,000 to 1. The Number of shares outstanding has been restated from inception.

                See accompanying notes to financial statements.

                             HARMONY TRADING CORP.
                         (A development stage company)
                            STATEMENT OF CASH FLOWS
      For the period from inception, February 13, 1999, to March 31, 1999

                                                                                                             For the period from
                                       For the year   For the year    For the three       For the three      inception, June 23,
                                          ended          ended        months ended        months ended        1997, to March 31,
                                       December 31,   December 31,   March 31, 1998      March 31, 1999              1999
                                           1997          1998           Unaudited           Unaudited              Unaudited
                                           ----          ----           ---------           ---------              ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
  Net income (loss)                     $    -0-       $(1,785)          $(500)           $(2,675)                $(2,325)
  Non cash transaction                    1,000                                                                     1,000
  Corporate taxes                                          325                                (66)                    259
                                        -------        -------           -----            -------                 -------
TOTAL CASH FLOWS FROM                     1,000         (1,460)           (500)            (2,741)                 (1,066)
 OPERATIONS

CASH FLOWS FROM INVESTING
 ACTIVITIES
  Marketable securities                  (1,000)                                            4,000
                                        -------                                           -------
TOTAL CASH FLOWS FROM                    (1,000)                                            4,000
 INVESTING ACTIVITIES
CASH FLOWS FROM FINANCING
 ACTIVITIES
  Officer loan payable                    2,000                            500               (592)                  1,733
                                        -------                          -----            -------                 -------
TOTAL CASH FLOWS FROM                     2,000                            500               (592)                  1,733
 FINANCING ACTIVITIES


NET INCREASE (DECREASE) IN CASH           1,460         (1,460)             -0-               667                     667
CASH BALANCE BEGINNING OF PERIOD             -0-         1,460              -0-                -0-                     -0-
                                        -------        -------           -----            -------
CASH BALANCE END OF PERIOD              $ 1,460        $    -0-          $  -0-           $   667                 $   667
                                        =======        =======           =====            =======                 =======

                See accompanying notes to financial statements.

                             HARMONY TRADING CORP.
                         (A development stage company)
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1998


Note 1.   Organization of Company and Issuance of Common Stock
          ----------------------------------------------------

          a.   Creation of the Company

          Harmony Trading Corp., (the "Company") was formed under the laws of New York on August 13, 1996 and was originally authorized to issue 200 shares of common stock, without par value each. On April 6, 1999, the Company amended its certificate of incorporation increasing the authorized number of shares of common stock to 20,000,000, $0.001 par value each and increasing the authorized number of shares of preferred stock to 5,000,000, $0.001 par value each.

          b.   Description of the Company

          The Company is considered to be a development stage business that is in the business of the direct selling of women's apparel and accessories through personal appointments and fashion shows.

          c.   Issuance of Shares of Common Stock

          On January 5, 1998, the Company sold an aggregate of 200 shares of common stock for $1,000 in marketable securities or $5.00 per share.

          In January, 1998, Paul Gottbetter, President of the Company, gifted 25 pre-split shares of common stock to Adam S. Gottbetter, which were restated to 125,000 shares after the forward split.

          On April 2, 1999, the number of shares of common stock was forward split in a ratio of 5,000 to 1 restating the number of shares of common stock outstanding from 200 to 1,000,000.

          Subsequent to the date of the balance sheet, the Company has sold, pursuant to the terms of Rule 504 of Regulation D of the Securities Act of 1933, as amended, an aggregate of 555,000 shares of common stock at $0.05 per share for an aggregate of $27,750 less $6,685 in offering expenses.

Note 2-Summary of Significant Accounting Policies
       ------------------------------------------

          a.   Basis of Financial Statement Presentation

          The accompanying unaudited financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $2,325 for the period from inception, August 13, 1996, to March 31, 1999. These factors indicate that the Company's continuation as a going concern is dependent upon its ability to have positive cash flows from operations. The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress in its selling capabilities and implementing its marketing strategies. The Company plans to engage in such ongoing financing efforts on a continuing basis.

          The financial statements presented consist of the balance sheet of the Company as at December 31, 1998 and the related statements of operations and cash flows for the year ending December 31, 1998.

                See accompanying notes to financial statements.

                             HARMONY TRADING CORP.
                         (A development stage company)
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1998

          The unaudited financial statements presented consist of the balance sheet of the Company as at March 31, 1999 and the related statements of operations and cash flows for the three months ended March 31, 1998 and 1999 and for the period from inception, August 13, 1996, to March 31, 1999.

          b.   Cash and cash equivalents

          The Company treats temporary investments with a maturity of less than three months as cash.

          c.   Revenue recognition

          Revenue is recognized when products are shipped or services are rendered.

          d.   Selling and Marketing Costs

          Selling and Marketing - Certain selling and marketing costs are expensed in the period in which the cost pertains. Other selling and marketing costs are expensed as incurred.

          e.   Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          f.   Significant Concentration of Credit Risk

          At December 31, 1998, the Company has concentrated its credit risk by maintaining deposits in several banks. The maximum loss that could have resulted from this risk totaled $-0- which represents the excess of the deposit liabilities reported by the banks over the amounts that would have been covered by the federal insurance.

          g.   Asset Impairment

          The Company adopted the provisions of SFAS No. 121, Accounting for the impairment of long lived assets and for long-lived assets to be disposed of effective January 1, 1996. SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the estimated undiscounted cash flows to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. There was no effect of such adoption on the Company's financial position or results of operations.

          h.   Property and Equipment

          Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives using the straight line methods over a period of seven years. Maintenance and repairs are charged against operations and betterments are capitalized.

                See accompanying notes to financial statements.

                             HARMONY TRADING CORP.
                         (A development stage company)
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1998


     i.   Significant Concentration of Credit Risk

     At March 31, 1999, the Company has concentrated its credit risk by maintaining deposits in several banks. The maximum loss that could have resulted from this risk totaled $-0- which represents the excess of the deposit liabilities reported by the banks over the amounts that would have been covered by the federal insurance.

     j.   Recent Accounting Standards

     Accounting for Derivative Instruments and Hedging Activities

     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) was issued in June 1998. It is effective for all fiscal years beginning after June 15, 1999. The new standard requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company does not currently engage in derivative trading or hedging activity. The Company will adopt SFAS 133 in the fiscal year ending December 31, 2000, although no impact on operating results or financial position is expected.

     Accounting for the Costs of Computer Software Developed or Obtained for Internal Use

     In March of 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 requires computer software costs associated with internal use software to be charged to operations as incurred until certain capitalization criteria are met. SOP 98-1 is effective beginning January 1, 1999. The Company is currently assessing the impact that adoption of this statement will have on consolidated financial position and results of operations.

     k.   Unaudited financial information

     In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the financial position of the Company as of March 31, 1999 and the results of its operations and its cash flows for the three months ended March 31, 1999. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the SEC's rules and regulations of the Securities and Exchange Commission. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.

Note 3 - Related Party transactions
         --------------------------

     a.   Issuance of  Shares of Common Stock

     On January 5, 1998, the Company sold an aggregate of 200 shares of common stock for $1,000 in marketable securities or $5.00 per share.

                See accompanying notes to financial statements.

                             HARMONY TRADING CORP.
                         (A development stage company)
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1998



     In January, 1998, Paul Gottbetter, President of the Company, gifted 25 pre-split shares of common stock to Adam S. Gottbetter, which were restated to 125,000 shares after the forward split.

     Paul Gottbetter and Adam S. Gottbetter are father and son.

     b.   Office Location

     The Company occupies office space rent free on a month to month basis at the home of its President, Paul B. Gottbetter, Certified Public Accountant, 8 Harmony Lane, Hartsdale, New York 10530.

     c.   Officer Loan

     As of December 31, 1998 and March 31, 1999, the Company is obligated to repay officer loans to Paul Gottbetter, President of the Company aggregating $2,325 and $1,733 respectively.


Note 4 -  Marketable Securities, Available for Sale
         ------------------------------------------

     The Company adopted Financial Accounting Standards Board ("FASB") Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities",
which  requires  that  investments  in  equity   securities that  have  readily
determinable fair values and investments in debt securities be classified in three categories: held-to-maturity, trading and available-for-sale. Based on the nature of the assets held by the Company and Management's investment strategy, the Company's investments have been classified as available-for-sale. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date.

     Securities classified as available-for-sale are carried at estimated fair value, as determined by quoted market prices, with unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. At December 31, 1998, the Company had no investments that were classified as trading or held-to-maturity as defined by the Statement.

     The following is a summary of cash, cash equivalents and available-for-sale securities by balance sheet classification at December 31, 1998:

                                                                                   Estimated
                                                          Gross          Gross        Fair
                                                       Unrealized     Unrealized     Market
                                      Cost               Gains          Losses       Value
                                      ----             ----------       ------       ------

Cash                                 $   -0-              $   -0-        $-0-        $  -0-
                                                          ------         ----        ------
Total cash and cash
   equivalents                       $   -0-              $   -0-        $-0-        $  -0-

Marketable securities
available for sale                   $4,000                                          $4,000
                                     ------                                          ------

Total                                $4,000                                          $4,000
                                     ======                                          ======

                See accompanying notes to financial statements.

                             HARMONY TRADING CORP.
                         (A development stage company)
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1998


Note 5 - Commitments and Contingencies

     At December 31, 1998 and March 31, 1999, the Company has not entered into any contracts or commitments.

Note 6 - Income Taxes
         ------------

     The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of December 31, 1998 and March 31, 1999, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carryforward and was fully offset by a valuation allowance.

     At March 31, 1999, the Company has net operating loss carry forwards for income tax purposes of $2,325. This carryforward is available to offset future taxable income, if any, and expires in the year 2010. The Company's utilization of this carryforward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent.

The components of the net deferred tax asset as of March 31, 1998 are as follows:

     Deferred tax asset:
          Net operating loss carry forward        $ 790
          Valuation allowance                               $(790)
                                                            -----
          Net deferred tax asset                            $  -0-
                                                            =====

     The Company recognized no income tax benefit for the loss generated in the period from inception, August 13, 1996, to March 31, 1999.

     SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset
will depend on the generation of future taxable income.   Because the Company
has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.

Note 7 - Preferred Stock
          --------------

     The Company's authorized capital stock consists of 5,000,000 Shares of Preferred Stock, par value $.001 per share.

     The Board of Directors of the Company has the authority to establish and designate any shares of stock in series or classes and to fix any variations in the designations, relative rights, preferences and limitations between series as it deems appropriate, by a majority vote.

                See accompanying notes to financial statements.

                             HARMONY TRADING CORP.
                         (A development stage company)
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1998


     The preferred stock may be issued in series, each of which may vary, as determined by the board of directors, as to the designation and number of shares in such series, voting power of the holders thereof, dividend rate, redemption terms and prices, voluntary and involuntary liquidation preferences, and conversion rights and sinking fund requirements, if any, of such series.

     As of December 31, 1998 and March 31, 1999, the number of shares of preferred stock outstanding is -0-.

Note 8 -  Business and Credit Concentrations
         -----------------------------------

     The amount reported in the financial statements for cash approximates fair market value. Because the difference between cost and the lower of cost or market is immaterial, no adjustment has been recognized and investments are recorded at cost.

     Financial instruments that potentially subject the company to credit risk consist principally of trade receivables. Collateral is generally not required.

                See accompanying notes to financial statements.

                                   SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         HARMONY TRADING CORP.



Date: July 22, 1999                      By:  /s/ Paul B. Gottbetter
                                             -------------------------------
                                             Paul B. Gottbetter, President,
                                                 Treasurer and Director


Date: July 22, 1999                      By:  /s/ Michael C. Conte
                                             -------------------------------
                                             Michael C. Conte, Secretary

                                   PART III

ITEM 1.   Index to Exhibits.

     Exhibit No.                  Description
     -----------                  -----------

          2 Fashion Consultant Agreement dated as of December 7, 1998 by and between Tanner Companies Limited Partnership and Falene R. Gottbetter.

          3.1(a) Certificate of Incorporation of Registrant filed August 13, 1996.
          3.1(b) Certificate of Amendment of the Certificate of Incorporation of Registrant filed April 7, 1997
          3.2                    By-laws of Registrant

         23                      Consent of Independent Accountant